

SECURI[illegible] 08026632 [illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. J. Robb Variable Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Crums Mill Road
(No. and Street)

Harrisburg	PA	17112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendra Tyson, Financial & Operations Principal 717-657-0789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TM 3/19

OATH OR AFFIRMATION

I, Kendra Tyson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. J. Robb Variable Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kendra Tyson 2/21/08
Signature

Chief Financial Officer - Financial & Operations Principal
Title

Megan H. Byrne 2/21/08
Notary Public



NOTARIAL SEAL
MEGAN H. BYRNE
Notary Public
CITY OF HARRISBURG, DAUPHIN COUNTY
My Commission Expires Apr 23, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2007

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

December 31, 2007



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Registered Public Accountant's Report

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 26, 2008

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 8,850,395
Commissions receivable - first year, net of allowance of $104,850	1,096,202
Commissions receivable - renewals	161,118
Agent Advances, net of allowance of $72,672	11,865
Deferred tax assets	81,520
Prepaid expenses	40,174
Goodwill	10,519,000
Total assets	$ 20,760,274
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable - first year	$ 132,400
Payables to affiliate	1,791,315
Accrued expenses and other liabilities	90,813
Total liabilities	2,014,528
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	35,000
Additional paid-in capital	15,580,096
Retained earnings	3,130,650
Total stockholder's equity	18,745,746
Total liabilities and stockholder's equity	$ 20,760,274

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Statement of Income

Year Ended December 31, 2007

Revenue	
Commission income	$ 5,687,778
Total revenue	5,687,778
Expenses	
Commission expense	1,291,282
Administrative service fees to affiliate	387,780
Management service fees to affiliate	354,955
Salary expense	72,498
Trademark expense to affiliate	83,610
Regulatory fees	19,260
Outside service fees - audit	38,628
Outside service fees - other	49,993
Franchise tax	75,081
Interest expense to affiliate	135,872
Other expense	23,234
Total expenses	2,532,193
Income before taxes	3,155,585
Income taxes	1,317,245
Net income	$ 1,838,340

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2006	$ 35,000	$ 16,000	$ 4,542,310	$ 4,593,310
Net income			1,838,340	1,838,340
Dividends			(3,250,000)	(3,250,000)
Settlement of intercompany balances		5,045,096		5,045,096
Goodwill		10,519,000		10,519,000
Balances at December 31, 2007	$ 35,000	$ 15,580,096	$ 3,130,650	$ 18,745,746

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 1,838,340
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities:	
Commissions receivable - first year	(442,337)
Commissions receivable - renewals	(94,448)
Agent advances	(11,865)
Deferred tax assets	(38,557)
Prepaid expenses	(22,565)
Commissions payable - first year	75,614
Accrued expenses and other liabilities	(95,539)
Net cash provided by operating activities	1,208,643
Cash flows from financing activities	
Payables to affiliate	1,626,150
Advances in inter-company line of credit	3,070,017
Settlement of BISYS inter-company balances	331,417
Dividends	(3,250,000)
Net cash provided by financing activities	1,777,584
Cash and cash equivalents at beginning of year	5,864,168
Cash and cash equivalents at end of year	$ 8,850,395

The accompanying notes are an integral part of these financial statements.

1. Organization

P.J. Robb Variable Corporation (the "Company") is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"). The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commissions from carriers for the sale and renewal of these products. The Company conducts business on a national basis. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As of December 31, 2007 the Company merged with Underwriters Equity Corporation ("UEC"), wholly owned subsidiary of the Parent. UEC was registered with the SEC as a broker dealer. The Company filed a Uniform Request for Broker Dealer Withdrawal with FINRA effective December 31, 2007 and received approval of the merger from FINRA. The Company's financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard 141, *Business Combinations*. Due to the related party nature of the transaction, the assets were recorded at net book value and no goodwill was generated and all financial statements presented reflect the merger as if it occurred on December 31, 2006.

Until August 1, 2007, the Company and UEC were wholly owned subsidiaries of The BISYS Group, Inc. ("BISYS"). On August 1, 2007, Citi acquired all outstanding shares of BISYS in a transaction valued at approximately $1.45 billion. Simultaneously, J.C. Flowers, a private equity firm acquired BISYS' Insurance Services and Retirement Services businesses from Citi in a transaction valued at $713 million. BISYS' Insurance Services business will operate as Crump Life Insurance Services, Inc. This organization along with the Retirement Services business and the former Crump Group, Inc., a wholesale property and casualty distributor already owned by J.C. Flowers will operate as Crump Group, Inc. and is 100% owned by C.G. JCF Corporation.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers that include certain percentages related to the Parent obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales of the Parent.

Commission revenue on the accompanying statement of income of $5,687,778 is recorded net of commission payments of $1,020,472.

Commission Receivables

The Company's receivables are from insurance carriers. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for commissions receivable.

The Company has reflected commissions receivable arising from the Company's operations on its statement of financial position. In its capacity as a broker dealer of variable life insurance and annuity products, the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income and receivable, and may remit payments, known as override, to the agents, recorded as commission expenses and payable.

The Company maintains an allowance for commission adjustments in its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and existing economic conditions.

Income Taxes
The Company is included in the consolidated federal income tax return filed by C.G. JCF Corporation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
The Company maintains cash deposits in one principal bank which exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital under the Rule of $7,075,883, which was $6,941,581 in excess of its minimum required net capital of $134,302. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was .28 to 1.

4. Goodwill

As a result of the August 1, 2007 acquisition of BISYS Insurance Services and Retirement Services by Crump Group, Inc., and in accordance with Statement of Financial Accounting Standard 142, *Goodwill and Other Intangible Assets,* approximately $689 million of goodwill and other intangible assets were created or identified. Based on the Company's discounted future cash flows, $10,519,000 of the $689 million was allocated as goodwill to the Company as contributed capital.

5. Predecessor and Successor Disclosure

The impact on the acquisition of the Company by J.C. Flowers included the creation of $10,519,000 of goodwill and the settlement of the Company's intercompany balances and line of credit with BISYS with a capital infusion of $5,045,096. Under the line of credit agreement, an agreed upon interest rate was charged by BISYS. The interest rate on the net intercompany balance was evaluated on a semi-annual basis by BISYS with rates of 7.6931% for the period January 1, 2007 to June 30, 2006 and 7.4256% for the month of July 2007. The intercompany line of credit agreement was cancelled and the balance was settled on July 31, 2007 with an infusion of capital from BISYS. Interest on the intercompany line of credit charged to the Company by BISYS totaled $135,872 through July 31, 2007. There is no line of credit agreement with the Parent. Management services fees allocated to the Company by BISYS through July 31, 2007 totaled $272,803 and included the allocation of costs incurred by BISYS associated with the transactions with Citi and J.C. Flowers. Intercompany management fees allocated to the Company by Crump Group, Inc. from August 1, 2007 to December 31, 2007 totaled $82,152. Trademark fees charged by BISYS to the Company through July 31, 2007 totaled $83,610. There are no trademark fees charged by the Parent. The key condensed income statements amounts for the predecessor and successor are as follows:

	Predecessor January 1, 2007- July 31, 2007	Successor August 1, 2007- December 31, 2007
Commission income	$ 2,519,951	$ 3,167,827
Total expenses	1,387,118	1,145,075
Income taxes	547,358	769,887
Net income	$ 585,475	$ 1,252,865

6. Related-Party Transactions

For the year ended December 31, 2007 the Parent and BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. The Parent and BISYS charged the Company an administrative service fee for these services designed to cover the costs of providing such services under a management agreement. The Parent and BISYS charged the Company a management services fee for direct costs and other personnel, designed to cover the costs, under a management services agreement. BISYS charged the Company trademark fees associated with an affiliate's trademark (Ascensus Insurance Services, Inc.) at the effective rate, per Section 482 of the Internal Revenue Code, of the Broker-Dealer's gross receipts. The administrative and management service fees and trademark royalty fees would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2007, total fees paid to the Parent and BISYS were $826,345 and reported as administrative services fees, management service fees and trademark royalty fees to affiliates.

Additionally, the Parent allocates bonus commissions to the Company based on the percentage of premiums placed by the Company. These bonus amounts would not necessarily be the same if the Company were independent and an unrelated party paid bonuses to the Company. For the year ended December 31, 2007, total bonus commissions paid by the Parent to the Company was $2,198,508 and reported as commission income.

7. Income Taxes

The Company's Federal income tax return is combined with C.G. JCF Corporation. The amount of reported income tax expense is different from the tax expense that would be computed by multiplying income before tax expense (as shown on the accompanying statement of income) by the appropriate statutory Federal income tax rate. A reconciliation of the tax expense is as follows:

	December 31, 2007
Computed expected tax expense at statutory rate	$ 1,104,455
State income taxes	214,770
Other P&L effect	(1,980)
	$ 1,317,245

The significant book to tax adjustments are as follows:

	December 31, 2007	
	Amount	Tax effect
Income before taxes	$ 3,155,585	$ 1,322,308
Temporary differences	69,064	30,942
Taxable income	$ 3,224,649	$ 1,353,250

The provision for income tax expense consisted of the following:

	December 31, 2007
Current tax expense	$ 1,355,802
Deferred tax expense	(38,557)
Total tax expense	$ 1,317,245

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset are as follows:

	December 31, 2007
Lapse allowance	$ 48,961
Agent advances allowance	32,559
Total deferred tax assets	$ 81,520

The Company does not have a valuation allowance because it is more likely than not that the deferred tax assets will be realized. The Company did not have a capital loss carry forward at December 31, 2007.

8. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.

9. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash and cash equivalents, receivables, and current obligations, approximates fair value because of the short term maturity of these financial instruments.

10. Commitments and Contingencies

At December 31, 2007, management is not aware of any material contingent liabilities and the Company has no material future commitments.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)

Computation of Net Capital and Aggregated Indebtedness Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2007

Total stockholder's equity from statement of financial condition	$18,745,746
Deduct nonallowable assets	
Commissions receivable - first year, net of allowance of $81,926	856,186
Commissions receivable - renewal	161,118
Agent advances, net of allowance of $72,672	11,865
Deferred tax assets	81,520
Prepaid expenses	40,174
Goodwill	10,519,000
Net capital	7,075,883
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)	134,302
Excess net capital	$ 6,941,581
Total aggregate indebtedness	$ 2,014,528
Percentage of aggregate indebtedness to net capital	28%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II A FOCUS Report filing at December 31, 2007 filed on February 26, 2008.

Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Securities and Exchange Commission Rule 15c3-3
December 31, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Registered Public Accountant's Supplementary Report on Internal Control

Board of Directors
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (a wholly owned subsidiary of Crump Life Insurance Services, Inc.) (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control"), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons,

(2) Recordation of differences required by Rule 17a-13, and

(3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



BDO Seidman, LLP
Accountants and Consultants

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 26, 2008

END